UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

N-VIRO INTERNATIONAL CORPORATION
(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE
(Title of Class of Securities)

62944W 20 7
(CUSIP Number)


(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 24,2000
(Date of Event which Requires Filing of this Statement)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Cooke Famiy Trust

2. Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) Not Applicable
	(b) Not Applicable

3. SEC Use Only

4. Source of Funds (See Instructions)

	PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization RI



Number of			7. Sole Voting Power : 136,100
Shares
Beneficially		        8. Shared Voting Power
Owned by
Each	  			9. Sole Dispositive Power : 136,100
Reporting
Person With	      	     10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person

	136,100

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	Not Applicable

13. Percent of Class Represented by Amount in Row (11)

	5.2 percent

14. Type of Reporting Person (See Instructions)

	OO


Item 1. Security: Common stock, $.01 par value
Issuer: N-VIRO International Corporation
        3450 W. Central Avenue, Suite 328
        Toledo, Ohio 43606
        Phone -(419) 535-6374



Item 2. Identity and Background
(a) Name;

Cooke Family Trust is a trust organized on July 15,1990 pursuant to the laws of the State of Rhode Island; It's Trustees are Joan Wills, 75 Secluded Drive, Narragansett, RI and R. Francis DiPrete, 155 Ide Road, Scituate, RI. Mr. DiPrete also serves as a member of the board of directors of N-Viro International Corporation

(b) Residence or business address;

75 Secluded Drive, Narragansett, RI 02882

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

Not Applicable

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

No

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order;

No

(f) Citizenship.

United States of America


Item 3. Source and Amount of Funds or Other Consideration

Personal Funds (PF)

Item 4. Purpose of Transaction

Long-term investment

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals, which the reporting persons may have which relate to or would result in:
(a) The Cooke Family Trust does intend to acquire additional securities of the issuer.
(b) Not Applicable
(c) Not Applicable
(d) Not Applicable
(e) Not Applicable
(f) Not Applicable
(g) Not Applicable
(h) Not Applicable
(i) Not Applicable
(j) Not Applicable


Item 5. Interest in Securities of the Issuer

(a) The aggregate number of the Common stock, $.01 par value, held by
Cooke Family Trust is 136,100 shares.
   The percentage of the Common stock represented by this number is
5.2 percent.
(b) The number of shares over which the Cooke family Trust has sole power to vote or direct is 136,100.
(c) Not applicable
(d) Not Applicable
(e) Not Applicable
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not Applicable
Item 7. Material to Be Filed as Exhibits
Not Applicable
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:
August 29, 2000
Signature:
/s/ Joan Wills
Name/Title:
Joan Wills/Trustee